Exhibit 99.2

Nabriva Announces Results of Rights Offering and Pricing of Underwritten Offering

VIENNA, Austria and KING OF PRUSSIA, Pa., December 14, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG announced today the completion of its previously announced rights offering for up to 588,127 common shares, including common shares represented by American Depositary Shares (ADSs), to its existing common shareholders and ADS holders and an underwritten offering of 3,267,750 ADSs, representing all of the 326,775 unsubscribed common shares.  All of the ADSs and common shares are being sold by Nabriva.  Each ADS represents one tenth (1/10) of a common share.  Settlement and delivery of the ADSs and common shares is expected to take place on or about December 19, 2016.

The rights offering and the subsequent underwritten offering together generated aggregate gross proceeds of approximately $25 million. Aggregate net proceeds to Nabriva from the rights offering and the underwritten offering are expected to be approximately $21 million, after deducting estimated fees and offering expenses.  Nabriva plans to use the net proceeds from the rights offering and the underwritten offering for general corporate purposes, including working capital and pre-commercial activities.

Cantor Fitzgerald & Co. is acting as financial advisor to Nabriva in connection with the rights offering and as sole book-running manager of the underwritten offering.

In the rights offering, ADS holders subscribed for and purchased 1,592,750 ADSs, at the subscription price of approximately $4.32 per ADS.  Holders of common shares subscribed for and purchased 261,352 new common shares (including 159,275 common shares represented by ADSs), at a subscription price of €40.14 per new common share.  The ADS rights expired at 5:00 p.m. (New York City time) on December 12, 2016 and the common share rights exercise period expired at 5:00 p.m. (Vienna time) on December 14, 2016.

Following the expiration of the rights offering, Nabriva entered into an underwriting agreement with Cantor Fitzgerald & Co., pursuant to which Cantor Fitzgerald & Co. agreed to subscribe for and purchase 326,775 common shares, representing all of the unsubscribed common shares, at a purchase price of €40.14 per common share, for purposes of resale of ADSs representing the unsubscribed common shares. The public offering price for the ADSs in the underwritten offering is $4.30 per ADS.

The subscription price for the rights offering, as well as the public offering price for the subsequent underwritten offering, was determined based on the $4.25 closing price of Nabriva’s ADSs on November 28, 2016, the day prior to the commencement of the rights offering, and includes additional costs associated with exchange rate fluctuations and ADS issuance fees.

A registration statement relating to these securities has been filed with and declared effective by the U.S. Securities and Exchange Commission (SEC). The underwritten offering is being made only by means of a prospectus supplement and accompanying prospectus, copies of which may be obtained from Cantor Fitzgerald & Co., at Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Ave., 6th Floor, New York, New York 10022, or by telephone at 212-829-7122, or by

e-mail at prospectus@cantor.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics.

Forward Looking Statements

Any statements in this document about future expectations, plans and prospects for Nabriva, including but not limited to statements about prospective financings and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: completion of the offering on the terms described, if at all, the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe community-acquired bacterial pneumonia (CABP), the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this document represent Nabriva’s views as of the date of this document. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this document.